UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Roger Bouchard Insurance, Inc. 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               F.N.B. Corporation
                           2150 Goodlette Road North
                             Naples, Florida 34102

   Roger Bouchard Insurance, Inc. 401(k) Plan
   Audited Financial Statements and Supplemental Schedule
   As of December 31, 2002 and 2001 and for the year ended
   December 31, 2002 with Report of Independent Auditors

                         Roger Bouchard Insurance, Inc.
                                   401(k) Plan

                          Audited Financial Statements

    As of December 31, 2002 and 2001 and for the year ended December 31, 2002





                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements ................................................4


Supplemental Schedule

Schedule H, Line 4i-Schedule of Assets (Held at End of Year).................10

                         Report of Independent Auditors

Roger Bouchard Insurance, Inc. 401(k) Plan
Clearwater, Florida

We have audited the accompanying statement of net assets available for benefits of Roger Bouchard Insurance, Inc. 401(k) Plan (Plan) as of
December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits of the Plan as of December 31, 2001 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the 2001 financial statements and, accordingly, do not express an opinion or any other form of assurance on them.



                                                     /s/Ernst & Young LLP
Birmingham, Alabama
June 20, 2003

                         Roger Bouchard Insurance, Inc.
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31,
                                              ---------------------------------
                                                     2002              2001
                                                                   (Unaudited)
                                              ---------------------------------
Assets
Cash                                          $      638       $            -

 Investments at fair value:
    Guaranteed interest accounts                 428,100                    -
    Interest in pooled separate accounts       4,507,423             2,811,643
    F.N.B. Corporation common stock              831,950                    -
    Participant loans                             91,034                22,482
                                              ---------------------------------
  Total investments                            5,858,507             2,834,125

                                              ---------------------------------
Net assets available for benefits             $5,859,145       $     2,834,125
                                              =================================


See accompanying notes.

                         Roger Bouchard Insurance, Inc.
                                   401(k) Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2002


Additions:
   Dividend and interest income                      $         75,176
   Contributions:
       Participant                                            989,244
       Employer                                               347,074
       Transfers-in from merged plans                       2,495,337
                                                    --------------------
Total additions                                             3,906,831

Deductions:
   Distributions to participants or beneficiaries             463,750
   Administrative expenses                                      3,328
                                                    --------------------
Total deductions                                              467,078

 Net depreciation in fair value of investments               (414,733)
                                                    --------------------

 Net increase                                               3,025,020

Net assets available for benefits:
   Beginning of year                                        2,834,125
                                                    --------------------
   End of year                                         $    5,859,145
                                                    ====================


See accompanying notes.

                         Roger Bouchard Insurance, Inc.
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2002


1. Description of the Plan

The following description of the Roger Bouchard Insurance, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) plan, substantially covering all salaried employees of F.N.B. Corporation's (the "Corporation"), insurance agency subsidiary, Roger Bouchard Insurance, Inc. Employees who have completed 90 days of service and are twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors of Roger Bouchard Insurance, Inc. and Gelvin, Jackson & Starr, Inc. (GJS) approved a resolution effective January 1, 2002 to merge the Gelvin, Jackson & Starr, Inc. Employee Stock Ownership Plan and Tax Sheltered Savings Plan ("GJS Plans") into the Plan. As of December 31, 2002, the GJS Plans' assets had not been physically transferred into the Plan. However, the Plan received legal control of the GJS Plans' assets on January 1, 2002. Consequently, the GJS Plans' assets are reflected as transfers-in from merged plans based on the fair value at January 1, 2002. Beginning January 1, 2002, contributions for eligible GJS participants were paid into the Plan and directed by participants to the Plan's investment options. GJS participant's distributions and administrative expenses for 2002 are reflected in the statement of changes in net assets available for benefits.

Contributions

Under the Plan, participating employees may make voluntary pretax contributions to their accounts not to exceed limitations prescribed under the Internal Revenue Code. During 2002, this limit was $11,000. The Corporation, at its discretion, may make a contribution equal to a percentage of each participant's eligible wages. In 2002, the Corporation's discretionary match was 3% of each participant's eligible wages up to $200,000.

Participants may direct employee contributions into the following investment options: SEI Investment Company Diversified Conservative Fund, SEI Investment Company Diversified Conservative Income, SEI Investment Company, Diversified Global Growth, SEI Investment Company Diversified Moderate Growth, SEI Investment Company Diversified US Stock, SEI Investment Company Diversified Global Moderate Growth Fund, SEI Investment Company Diversified Global Stock Fund, and SEI Investment Company Liquid Asset Prime Obligation Fund.

 Epic Advisors, Inc. is the custodian of all of the Plans' assets, with the exception of the former GJS Plans' assets. For the former GJS Plans' assets, CNA Financial Corporation is the custodian of the guaranteed interest account, and Principal Financial Group, Inc. is the custodian of the pooled separate accounts. F.N.B. Shareholder Services is the custodian of the F.N.B. Corporation common stock.

Participants' savings contributions and employer contributions are designated under a qualified deferred arrangement as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code.

Participant Accounts

Each participant's account is credited with their voluntary contribution and the employer's contribution and an allocation of the Plan's net earnings as defined by the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are 100% vested in the employer's matching contributions and actual earnings thereon after six years of service (see vesting schedule below):

                             Vesting Schedule

            Years of Service                 Percentage
                    1                            0%
                    2                           20%
                    3                           40%
                    4                           60%
                    5                           80%
                    6                           100%

Forfeitures

Upon termination of a participant, the employer's matching contribution to which the participant is not vested is segregated into a separate account and is used to reduce the Plan's administrative expenses. For the year ended December 31, 2002, forfeitures totaled $12,042 and were used to reduce plan expenses.

Payment of Benefits

Upon termination of service, a participant with a vested account balance of less than $5,000 will receive a lump-sum amount equal to the vested value of his or her accounts. A participant who terminates service with a vested account balance of greater than $5,000 has the following options: he or she may leave his or her account under the Plan, request a lump-sum distribution of the vested account balance, or receive payments at normal retirement age or the required beginning date as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. The Plan also permits distributions in the event of the participant's permanent disability, death, early retirement, or attainment of normal retirement age as defined in the Plan (age 55).

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

All administrative expenses of the Plan, except for investment fees, are paid by the Corporation. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Valuation of Investments

The pooled separate accounts investments are valued at fair value. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account. The investments in shares of guaranteed interest accounts are stated at their net asset value, based on the quoted market prices of the securities held in such funds. The Corporation's common stock is traded on the Nasdaq Stock Market under the trading symbol "FBAN" and is valued using the closing price on the last day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5% or more of the Plan's net assets.

                                                             December 31
                                                         2002           2001
                                                                     (Unaudited)
                                                   -------------- -------------
Principal Guaranteed Interest Accounts             $    368,896   $           -

SEI Diversified Global Growth                           663,610         692,960
SEI Diversified Moderate Growth                         568,592         406,206
SEI Diversified U S Stock                               749,225         585,231
SEI Diversified Global Stock Fund                       308,484         297,024
SEI Liquid Asset Prime Obligation Fund                  398,549         429,588
Principal Government Security Separate Account          540,366
                                                                              -
F.N.B. Corporation Common Stock                         831,950               -


During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                      2002
                                               -------------------
 Interests in Pooled Separate Accounts           $     (466,874)
 F.N.B. Corporation Common Stock                         52,141
                                               -------------------
                                                 $     (414,733)
                                               ===================

4. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. Parties-in-Interest Transactions

The First National Trust Company is the Trustee for the Plan. Certain plan investments are units of mutual funds managed by SEI Investment Company. The majority of administrative expenses of the Plan are paid by the Corporation. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services and have been immaterial in relation to the Corporation and the Plan.

                             SUPPLEMENTAL SCHEDULE

                         Roger Bouchard Insurance, Inc.
                                   401(k) Plan

                                 EIN: 59-1117778
                                Plan Number: 001

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                                December 31, 2002



                                               (c) Description of Investment
              (b) Identity of Issue,          Including Maturity Date, Rate of
          Borrower, Lessor, or Similar     Interest, Collateral, Par or Maturity                      (e) Current
 (a)                 Party                                 Value                      (d) Cost           Value
------- --------------------------------- ---------------------------------------- ---------------- -----------------


*         Principal Financial Group,
           Inc.                           Guaranteed Interest Accounts                        **    $        368,896
*         CNA Financial Corporation       Guaranteed Interest Accounts                        **              59,204
                                                                                                    -----------------
                                                                                                             428,100

*         Principal Financial Group,
           Inc.                           Money Market Separate Account                       **    $         56,414
                                          Bond & Mortgage Separate Account                    **              15,470
                                          Government Security Separate Account                **             540,366
                                          Bond Emphasis Balance Separate Account              **              58,003
                                          Large Cap Stock Index Separate Account              **              71,163
                                          Medium Company Value Separate Account               **              57,466
                                          Large Cap Blend Separate Account                    **             214,795
                                          Principal Real Estate Separate Account              **              14,028
                                          Stock Emphasis Balanced Separate
                                            Account                                           **              57,806
                                          Medium Company Blend Separate Account               **              53,346
                                          Small Company Blend Separate Account                **              25,842
                                          International Stock Separate Account                **              35,907
                                          Stock Separate Account                              **              25,808

*       SEI Investment Company            Diversified Conservative Fund                       **             113,723
                                          Diversified Conservative Income                     **             274,620
                                          Diversified Global Growth                           **             663,610
                                          Diversified Moderate Growth                         **             568,592
                                          Diversified U S Stock                               **             749,225
                                          Diversified Global Moderate Growth
                                             Fund                                             **             204,206
                                          Diversified Global Stock Fund                       **             308,484
                                          Liquid Asset Prime Obligation                       **             398,549
                                                                                                    -----------------
                                                                                                           4,507,423


*       F.N.B. Corporation               Common Stock  - participant directed                **              831,950

        *Participant Loans

                                          Interest rates ranging from 4.25%
                                          to 6.75% maturing through 2006                     **               91,034
                                                                                                    -----------------

        Total Investments                                                                                $ 5,858,507
                                                                                                    =================


*  Party-in-interest
*  Column (d) has not been presented as this information is not applicable for participant-directed investments.


                                   SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Roger Bouchard, Insurance Inc. 401 (k) Plan



Date: June 30, 2003                 /s/Thomas E. Fahey
     ----------------               ----------------------------------
                                    Thomas E. Fahey
                                    Executive Vice President and
                                     Chief Financial Officer